The following is a summary of 10f-3 transactions reported to the New England Zenith Fund Board of Trustees during the six months ended December 31, 1999.

Morgan Stanley International Magnum Equity Series engaged in one Rule 10f-3transaction during the period.

The Series purchased Austar United Communication on July 20,1999. 465,000,000 securities were offered. The affiliated broker was Morgan Stanley & Co International Ltd. The price per unit was 4.70 Australian dollars. The Series purchased 14,600 units with a cost of 68,620 AUD from CS First Boston. The securities were offered pursuant to a firm commitment underwriting. The transaction was executed away from Morgan Stanley and Morgan Stanley did not receive any compensation in connection with the transaction.
The commission or spread received by the underwriters was reasonable and fair. The total principalamount purchased by the Series was less than 10% of the total offering.

Goldman Sachs Midcap Value Series engaged in two Rule 10f-3 transactions.

The Series purchased Republic Services, Inc. on April 27, 1999. 100,000,000 securites were offered. The affiliated broker was Goldman Sachs & Co. Theprice per unit was $18.125. The Series purchased 47,000 units with a cost of $793,125 from DLJ. The securities were offered pursuant to a firm commitment underwriting. The transaction was executed away from Goldman Sachs and Goldman Sachsdid not receive any compensation in connection with the transaction. The commission or spread received by the underwriters was reasonable and fair. The total principal amount purchased by the Series was less than 10% of the total offering.

The Series purchased International Home Foods on October 21,1999. 10,000,000 securites were offered. The affiliated broker was Goldman Sachs & Co. The price per unit was $15.00. The Series purchased 46,300 units with a cost of $694,500 from DLJ. The securities were offered pursuant to a firm commitment underwriting.The transaction was executed away from Goldman Sachs and Goldman Sachs did not receive any compensation in connection with the transaction. Thecommission or spread received by the underwriters was reasonable and fair. The total principal amount purchased by the Series was less than 10% of the total offering.

Salomon Brothers Strategic Bond Opportunities Series engaged in one Rule 10f-3 transaction.

The Series purchased Sprint Capital Corp. on November 9,1999. $500,000,000 bonds were offered. The affiliated broker was Salomon Smith Barney. The price per unit was $99.884. The Series purchased $400,000 bonds with a cost of $399,536 from Lehman Brothers.
The securities were offered pursuant to a firm commitment underwriting. The transaction was executedaway from Salomon Smith Barney and Salomon Smith Barney did not receive any compensation in connection with the transaction. The commission or spread received by the underwriters was reasonable and fair. The total principal amount purchased by the Series was less than 10% of the total offering.